SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)*

GLOBAL EAGLE ENTERTAINMENT INC.

(Name of Issuer)

COMMON STOCK, $0.0001 PAR VALUE PER SHARE

(Title of Class of Securities)

37951D102

(CUSIP Number)

PAR Capital Management, Inc.

Attention: Steven M. Smith

One International Place

Suite 2401

Boston, MA 02110

(617) 556-8990

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 21, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d 1(e), 240.13d 1(f) or 240.13d 1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37951D102	13D	Page 2 of 9 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) PAR Investment Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 9,374,751*
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 31,741,606**
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 31,741,606**
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 52.99%**
14.	Type of Reporting Person (See Instructions) PN

*	Excludes 21,381,828 shares of Non-Voting Common Stock of the Issuer (the “PAR Non-Voting Shares”), excludes 985,027 shares of Common Stock that are Escrow Shares that may be released to PAR Investment Partners upon termination of the Escrow Agreement (the “PAR Escrow Shares”), and includes 509,512 shares of Common Stock underlying the Warrants (the “PAR Warrant Shares”) (determined in accordance with Rule 13d-3 of the Act). The shares of Non-Voting Common Stock are convertible on a share for share basis upon the earlier to occur of (a) the election by a holder of such shares to convert such shares into shares of Common Stock on or after the earlier of (x) May 1, 2014 and (y) 30 days after the date on which the shares of capital stock of Advanced Inflight Alliance AG, a German stock corporation and the Issuer’s majority-owned subsidiary, cease to be listed on the Regulated Market (General Standard) of the Frankfurt Stock Exchange (the “Outside Date”), and (b) the transfer of a holders’ shares of Non-Voting Common Stock to any person that results in PAR Investment Partners no longer being the “beneficial owner” of such shares for purposes of Section 13(d) of the Act.
**	Includes the PAR Non-Voting Shares and the PAR Warrant Shares, determined in accordance with Rule 13d-3 of the Act, and includes the PAR Escrow Shares. The Reporting Persons disclaim Section 13(d) dispositive power over (i) the PAR Non-Voting Shares until the date that is 60 days prior to the Outside Date and (ii) the PAR Escrow Shares until the date on which such shares are released to PAR Investment Partners under the terms of the Escrow Agreement. The percentage of shares beneficially owned as set forth in row 13 above is based on 55,179,569 shares of capital stock of the Issuer outstanding as of August 9, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on August 9, 2013 (the “Form 10-Q”).

CUSIP No. 37951D102	13D	Page 3 of 9 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) PAR Group, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 9,374,751*
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 31,741,606**
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 31,741,606**
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 52.99%**
14.	Type of Reporting Person (See Instructions) PN

*	Excludes the PAR Non-Voting Shares, excludes the PAR Escrow Shares, and includes the PAR Warrant Shares (determined in accordance with Rule 13d-3 of the Act). The PAR Non-Voting Shares are convertible on a share for share basis upon the earlier to occur of (a) the election by a holder of such shares to convert such shares into shares of Common Stock on or after the Outside Date and (b) the transfer of a holders’ shares of Non-Voting Common Stock to any person that results in PAR Investment Partners no longer being the “beneficial owner” of such shares for purposes of Section 13(d) of the Act.
**	Includes the PAR Non-Voting Shares and the PAR Warrant Shares, determined in accordance with Rule 13d-3 of the Act, and includes the PAR Escrow Shares. The Reporting Persons disclaim Section 13(d) dispositive power over (i) the PAR Non-Voting Shares until the date that is 60 days prior to the Outside Date and (ii) the PAR Escrow Shares until the date on which such shares are released to PAR Investment Partners under the terms of the Escrow Agreement. The percentage of shares beneficially owned as set forth in row 13 above is based on 55,179,569 shares of capital stock of the Issuer outstanding as of August 9, 2013, as reported in the Form 10-Q.

CUSIP No. 37951D102	13D	Page 4 of 9 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) PAR Capital Management, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 9,374,751*
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 31,741,606**
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 31,741,606**
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 52.99%**
14.	Type of Reporting Person (See Instructions) CO

*	Excludes the PAR Non-Voting Shares, excludes the PAR Escrow Shares, and includes the PAR Warrant Shares (determined in accordance with Rule 13d-3 of the Act). The PAR Non-Voting Shares are convertible on a share for share basis upon the earlier to occur of (a) the election by a holder of such shares to convert such shares into shares of Common Stock on or after the Outside Date and (b) the transfer of a holders’ shares of Non-Voting Common Stock to any person that results in PAR Investment Partners no longer being the “beneficial owner” of such shares for purposes of Section 13(d) of the Act.
**	Includes the PAR Non-Voting Shares and the PAR Warrant Shares, determined in accordance with Rule 13d-3 of the Act, and includes the PAR Escrow Shares. The Reporting Persons disclaim Section 13(d) dispositive power over (i) the PAR Non-Voting Shares until the date that is 60 days prior to the Outside Date and (ii) the PAR Escrow Shares until the date on which such shares are released to PAR Investment Partners under the terms of the Escrow Agreement. The percentage of shares beneficially owned as set forth in row 13 above is based on 55,179,569 shares of capital stock of the Issuer outstanding as of August 9, 2013, as reported in the Form 10-Q.

CUSIP No. 37951D102	13D	Page 5 of 9 Pages

Introduction

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends the Statement on Schedule 13D filed on February 8, 2013 (the “Schedule 13D”) and is being filed by PAR Investment Partners, L.P., a Delaware limited partnership (“PAR Investment Partners”), PAR Group, L.P., a Delaware limited partnership (“PAR Group”), and PAR Capital Management, Inc., a Delaware corporation (“PAR Capital Management” and, together with PAR Investment Partners and PAR Group, the “Reporting Persons”), and relates to shares of common stock (the “Common Stock”), par value $0.0001 per share (the “Shares”), of Global Eagle Entertainment Inc., a Delaware corporation (the “Issuer”).

Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D. The Schedule 13D is amended on a supplementary basis as follows; all items or responses not described herein, or exhibits not filed herewith, remain as previously reported in, or filed with, the Schedule 13D.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3, as applicable.

ITEM 4.	PURPOSE OF TRANSACTION.

On October 18, 2013, IFES Acquisition Corp. Limited, an English company (“IFES”) and an indirect wholly owned subsidiary of the Issuer, entered into Sale and Purchase Agreements with GCP Capital Partners LLP and certain individuals relating to the acquisition by IFES of all of the issued share capital of Travel Entertainment Group Equity Limited, a private limited company incorporated in England and Wales (the “IFE Purchase”).

Note Purchase Agreement

In connection with the IFE Purchase, on October 21, 2013, the Issuer entered into a Convertible Note Purchase Agreement with PAR Investment Partners (the “Note Purchase Agreement”). Pursuant to the Note Purchase Agreement, the Issuer issued a convertible unsecured promissory note (the “Note”) to PAR Investment Partners for a purchase price of $19,000,000. The Note is convertible into shares of the Issuer’s non-voting common stock only upon maturity. Interest will accrue on the unpaid principal amount of the Note at an annual rate of 12%. The principal amount of the Note, together with any accrued but unpaid interest (the “Loan Amount”), is payable in full on the earlier of (i) 60 days from issuance or (ii) the occurrence of an “Event of Default” (as defined in the Note) (the “Maturity Date”). If the Maturity Date occurs and no Event of Default has occurred, then the Issuer shall, at its election, on the Maturity Date, either (a) pay to PAR Investment Partners cash in an aggregate amount equal to the Loan Amount as of such Maturity Date or (b) issue to PAR Investment Partners that number of shares of non-voting common stock as is equal to the quotient obtained by dividing (x) the Loan Amount as of such Maturity Date by (y) a conversion price equal to $8.5593 per share. If the Maturity Date occurs and an Event of Default has occurred, then the Issuer shall, at the election of PAR Investment Partners (by notice delivered to the Issuer), on the Maturity Date, either (a) pay to PAR Investment Partners cash in an aggregate amount equal to the Loan Amount as of such Maturity Date or (b) issue to PAR Investment Partners that number of shares of non-voting common stock, in an amount calculated in the manner described in the preceding sentence.

The Issuer used the net proceeds from the sale of the Note to partially finance the IFE Purchase. The Issuer also paid a commitment fee of $950,000 in cash to PAR Investment Partners upon execution of the Note Purchase Agreement.

The foregoing description of the Note Purchase Agreement and the Note does not purport to be complete and is qualified in its entirety by reference to the text of the Note Purchase Agreement and the Note, each of which is included as Exhibit 1.1 and Exhibit 1.2, respectively, to this Amendment No. 1 and is incorporated by reference herein.

CUSIP No. 37951D102	13D	Page 6 of 9 Pages

Conversion Agreement

On October 21, 2013, the Issuer also entered into an Agreement with PAR Investment Partners (the “Conversion Agreement”). Pursuant to Article IV, Section 4.4(i) of the Issuer’s Second Amended and Restated Certificate of Incorporation, any outstanding share of the Issuer’s non-voting common stock shall, without the payment of any additional consideration or any other action on the part of the Issuer or the holder thereof, convert into one fully paid and non-assessable share of the Common Stock provided that the holder of such non-voting common stock delivers written notice of the holder’s election to convert such non-voting common stock to Common Stock to the Issuer’s transfer agent at any time on or after October 31, 2013. Under the Conversion Agreement, PAR Investment Partners has agreed to forbear from electing to convert non-voting common stock into Common Stock until the earlier of (i) May 1, 2014 or (ii) 30 days after the date on which the shares of capital stock of Advanced Inflight Alliance AG, a German stock corporation and the Issuer’s majority-owned subsidiary, cease to be listed on the Regulated Market (General Standard) of the Frankfurt Stock Exchange (the “Outside Date”). This restriction applies to non-voting common stock that PAR Investment Partners held at the time that the Conversion Agreement was entered into and to any non-voting common stock that PAR Investment Partners acquires after the date of the Conversion Agreement but before the Outside Date.

The foregoing description of the Conversion Agreement does not purport to be complete and is qualified in its entirety by reference to the text of the Conversion Agreement, which is included as Exhibit 1.3 to this Amendment No. 1 and is incorporated by reference herein.

Amendment to Amended and Restated Registration Rights Agreement

On October 21, 2013, the Issuer entered into Amendment No. 1 to the Amended and Restated Registration Rights Agreement (the “Amendment”) with Global Eagle Acquisition LLC, PAR Investment Partners, and Putnam Capital Spectrum Fund and Putnam Equity Spectrum Fund (collectively, the “Holders”). The Amendment amends the Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”), dated January 31, 2013, previously entered into by the Issuer, the Holders and the other individuals party thereto. The Amendment amends the Registration Rights Agreement to, among other things: (i) include in the definition of “Registrable Securities” the shares of Common Stock issuable upon the conversion of the shares of non-voting common stock issuable upon conversion of the Note; and (ii) in the event that the Note is converted into shares of non-voting common stock, require the Issuer to file, within 30 days of the Maturity Date, either (a) a registration statement pursuant to Rule 415 of the Securities Act of 1933, as amended, or (b) a post-effective amendment to the Issuer’s existing shelf registration statement on Form S-3 (File No. 333-188121), in each case registering the resale from time to time of the shares Common Stock issuable upon the conversion of such shares of non-voting common stock.

The foregoing description of the Amendment does not purport to be complete and is qualified in its entirety by reference to the text of the Amendment, which is included as Exhibit 1.4 to this Amendment No. 1 and is incorporated by reference herein.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) and (b) As of October 21, 2013, PAR Investment Partners may be deemed to beneficially own 31,741,606 shares of Common Stock (which includes all Common Stock held by PAR as well as the PAR Non-Voting Shares, the PAR Escrow Shares and the PAR Warrant Shares), representing approximately 52.99% (determined in accordance with Rule 13d-3 of the Act) of the 55,179,569 shares of capital stock outstanding as of August 9, 2013 as reported in the Issuer’s Form 10-Q filed on August 9, 2013. As of October 21, 2013, PAR Investment Partners has sole voting power with respect to 9,374,751 shares, representing approximately 24.34% of the 38,514,808 shares of Common Stock outstanding as of August 9, 2013, and may be deemed to have sole dispositive power with respect to 31,741,606 shares, representing approximately 52.99% of the 55,179,569 shares of capital stock outstanding as of August 9, 2013. PAR Investment Partners disclaims Section 13(d) beneficial ownership over (i) all of the PAR Non-Voting Shares until the date that is 60 days prior to the Outside Date and (ii) all of the PAR Escrow Shares until the date on which such shares are released to PAR Investment Partners under the terms of the Escrow Agreement.

CUSIP No. 37951D102	13D	Page 7 of 9 Pages

As of October 21, 2013, PAR Group, through its control of PAR Investment Partners as general partner, may be deemed to beneficially own 31,741,606 shares of Common Stock (which includes all Common Stock held by PAR as well as the PAR Non-Voting Shares, the PAR Escrow Shares and the PAR Warrant Shares), representing approximately 52.99% (determined in accordance with Rule 13d-3 of the Act) of the 55,179,569 shares of capital stock outstanding as of August 9, 2013 as reported in the Issuer’s Form 10-Q filed on August 9, 2013. As of October 21, 2013, PAR Investment Partners has sole voting power with respect to 9,374,751 shares, representing approximately 24.34% of the 38,514,808 shares of Common Stock outstanding as of August 9, 2013, and may be deemed to have sole dispositive power with respect to 31,741,606 shares, representing approximately 52.99% of the 55,179,569 shares of capital stock outstanding as of August 9, 2013. PAR Investment Partners disclaims Section 13(d) beneficial ownership over (i) all of the PAR Non-Voting Shares until the date that is 60 days prior to the Outside Date and (ii) all of the PAR Escrow Shares until the date on which such shares are released to PAR Investment Partners under the terms of the Escrow Agreement.

As of October 21, 2013, PAR Capital Management, through its control of PAR Group as general partner, may be deemed to beneficially own 31,741,606 shares of Common Stock (which includes all Common Stock held by PAR as well as the PAR Non-Voting Shares, the PAR Escrow Shares and the PAR Warrant Shares), representing approximately 52.99% (determined in accordance with Rule 13d-3 of the Act) of the 55,179,569 shares of capital stock outstanding as of August 9, 2013 as reported in the Issuer’s Form 10-Q filed on August 9, 2013. As of October 21, 2013, PAR Investment Partners has sole voting power with respect to 9,374,751 shares, representing approximately 24.34% of the 38,514,808 shares of Common Stock outstanding as of October 21, 2013, and may be deemed to have sole dispositive power with respect to 31,741,606 shares, representing approximately 52.99% of the 55,179,569 shares of capital stock outstanding as of August 9, 2013. PAR Investment Partners disclaims Section 13(d) beneficial ownership over (i) all of the PAR Non-Voting Shares until the date that is 60 days prior to the Outside Date and (ii) all of the PAR Escrow Shares until the date on which such shares are released to PAR Investment Partners under the terms of the Escrow Agreement.

(c) Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons that were effected during the past sixty days is set forth in Item 4 and incorporated herein by reference.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 6.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

1.1	Convertible Note Purchase Agreement between the Issuer and PAR Investment Partners, dated October 21, 2013.*

1.2	Convertible Unsecured Promissory Note (included as an exhibit to the Convertible Note Purchase Agreement filed as Exhibit 1.1).*

1.3	Agreement between the Issuer and PAR Investment Partners, dated October 21, 2013.*

1.4	Amendment No.1 to the Amended and Restated Registration Rights Agreement among the Issuer and certain holders party thereto, dated October 21, 2013.*

*	Incorporated by reference to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 21, 2013.

CUSIP No. 37951D102	13D	Page 8 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: October 24, 2013

PAR INVESTMENT PARTNERS

By:	PAR Group, L.P., its General Partner
By:	PAR Capital Management, Inc., its General Partner

By:	/s/ Steven M. Smith
Name: Steven M. Smith
Title: Chief Operating Officer and General Counsel

PAR GROUP, L.P.

By:	PAR Capital Management, Inc., its General Partner

By:	/s/ Steven M. Smith
Name: Steven M. Smith
Title: Chief Operating Officer and General Counsel

PAR CAPITAL MANAGEMENT, INC.

By:	/s/ Steven M. Smith
Name: Steven M. Smith
Title: Chief Operating Officer and General Counsel

CUSIP No. 37951D102	13D	Page 9 of 9 Pages

EXHIBIT INDEX

Exhibit No.	Description

1.1	Convertible Note Purchase Agreement between the Issuer and PAR Investment Partners, dated October 21, 2013.*

1.2	Convertible Unsecured Promissory Note (included as an exhibit to the Convertible Note Purchase Agreement filed as Exhibit 1.1).*

1.3	Agreement between the Issuer and PAR Investment Partners, dated October 21, 2013.*

1.4	Amendment No.1 to the Amended and Restated Registration Rights Agreement among the Issuer and certain holders party thereto, dated October 21, 2013.*

*	Incorporated by reference to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 21, 2013.